                             [LETTERHEAD OF KPMG]


Securities and Exchange Commission
Washington, D.C. 20549

December 22, 2000

We were previously principal accountants for LaSalle Re Holdings Ltd. (the "Company") and, under the date of October 26, 1998, we reported on the consolidated financial statements of the Company and subsidiaries as of and for the years ended September 30, 1998 and 1997. On October 25, 1999, we resigned as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K dated December 22, 2000 regarding our resignation, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made by the Company describing events which occurred after October 25, 1999 or which refer to other accountants.

Yours faithfully

/s/ KPMG
KPMG